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April 3, 2013	MOSCOW
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Kevin Rupert

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                           TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-185319

Dear Mr. Rupert:

TCP Capital Corp. (the “Company” or the “Holding Company”) on April 1, 2013 filed Pre-Effective Amendment No. 2 (“Amendment No. 2”) to its registration statement initially filed on Form N-2 on December 7, 2012 (the “Registration Statement”).  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

Below please find the comment received from you by phone call, followed by the Company’s response.

Fees and Expenses Table (page 17)

1.     Comment:      Please confirm that the Fees and Expenses table has been grossed up for the reimbursements waived by the Administrator.  Otherwise, please revise the Fees and Expenses table accordingly.

Response:             Although we do not believe that “Other Expenses” should be grossed up for reimbursements waived by the Administrator, the Company confirms that the amount shown under “Other Expenses” is based on the other expenses that the Company expects to incur during the next twelve months, without reduction for any waivers, which are not expected during that period.

*              *              *              *              *

The Holding Company and the Operating Company acknowledge that:

1.             the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.             should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.             the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins